UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 15, 2023

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In the Matter of

Omni Diversified Fund II, LLC **5260 Merrick Road** **Massapequa, NY 11758**	**ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11430

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Omni Diversified Fund II, LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on March 15, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief